



SECU 05036373 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2004___ AND ENDING___12/31/2004___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEA Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Nob Hill Road
                                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Madison   Wisconsin   53713
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Rhonda Scheel   608-276-4000
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Strohm Ballweg, LLP

                    (Name – *if individual, state last, first, middle name*)

999 Fourier Drive, Suite 101   Madison   Wisconsin 53717
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Paul Lefebvre_____ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying fin.   statement and supporting schedules pertaining to the firm of

___WEA Investment Services, Inc_____ , as

of __December 31_____, 20 04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Paul D. Lefebvre
Signature

President
_____
Title

Cheryl M. With
Notary Public *Exp: 3/23/2008*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Strohm
Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

We have audited the accompanying statements of financial condition of WEA Investment Services, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the periods then ended that you file pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WEA Investment Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the periods then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Strohm Ballweg, LLP

Madison, Wisconsin
February 3, 2005

WEA INVESTMENT SERVICES, INC.

. . . .

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 126,497	$ 53,759
Broker fees receivable	28,600	27,200
Income taxes receivable	7,893	-
Deferred tax asset	813	1,056
Other assets	853	495
	$ 164,656	$ 82,510
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payable to affiliates	$ 87,866	$ 39,321
Income taxes payable	-	4,730
Total liabilities	87,866	44,051
Stockholder's equity:		
Common stock, $1 par value, authorized 10,000 shares,		
issued 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	24,000
Retained earnings	26,790	13,459
Total stockholder's equity	76,790	38,459
Total liabilities and stockholder's equity	$ 164,656	$ 82,510

See Notes to Financial Statements.

. . . .

WEA INVESTMENT SERVICES, INC.

. . . .

STATEMENTS OF INCOME
Periods Ended December 31, 2004 and 2003

	2004	2003
INCOME		
Broker fees earned	$ 113,063	$ 61,129
Interest income	273	-
	113,336	61,129
OPERATING EXPENSES		
Regulatory fees and expenses	5,876	9,164
Audit expense	5,000	1,000
Allocated expenses from affiliates	83,599	31,821
Other expenses	1,814	2,010
	96,289	43,995
Income before income taxes	17,047	17,134
Provision for income taxes	3,716	3,675
Net income	$ 13,331	$ 13,459

See Notes to Financial Statements.

. . . .

WEA INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Periods Ended December 31, 2004 and 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at April 10, 2003	-	$ -	$ -	$ -	$ -
Common stock issued	1,000	1,000	24,000	-	25,000
Net income	-	-	-	13,459	13,459
Balances at December 31, 2003	1,000	1,000	24,000	13,459	38,459
Additional paid-in capital	-	-	25,000	-	25,000
Net income	-	-	-	13,331	13,331
Balances at December 31, 2004	1,000	$ 1,000	$ 49,000	$ 26,790	$ 76,790

See Notes to Financial Statements.

WEA INVESTMENT SERVICES, INC.

· ·

STATEMENTS OF CASH FLOWS
Periods Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 13,331	$ 13,459
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	243	(1,056)
(Increase) decrease in operating assets:		
Broker fees receivable	(1,400)	(27,200)
Income taxes receivable	(7,893)	-
Other assets	(358)	(495)
Increase (decrease) in operating liabilities:		
Payable to affiliates	48,545	39,321
Income taxes payable	(4,730)	4,730
Net cash provided by operating activities	47,738	28,759
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	25,000
Additional paid-in capital	25,000	-
Net cash provided by financing activities	25,000	25,000
Net change in cash and cash equivalents	72,738	53,759
Cash and cash equivalents at beginning of the period	53,759	-
Cash and cash equivalents at end of the period	$ 126,497	$ 53,759

See Notes to Financial Statements.

· · · · · · · · · · ·

WEA INVESTMENT SERVICES, INC.

. . . .

NOTES TO FINANCIAL STATEMENTS

Note 1 ~ Nature of Business

Nature of Business. WEA Investment Services, Inc. (the Company) was organized on April 10, 2003, for the purpose of facilitating mutual fund trading on behalf of its related entities. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 based on its limited business per section (k)(1).

Note 2 ~ Summary of Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents consists of cash in a checking account and certificates of deposit.

Broker Fees Receivable. Broker fees are received on a quarterly basis and are stated at the amount management expects to collect. Management considers all amounts fully collectible.

Accounting Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes. The Company files federal and Wisconsin income tax returns. The Company records deferred income taxes on temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities based upon enacted tax rates.

Note 3 ~ Related Party Transactions

WEA Investment Services, Inc. is a wholly-owned subsidiary of WEA Member Benefit Trust. The WEA Member Benefit Trust, the WEA Tax Sheltered Annuity Trust, and the WEA Insurance Trust were all created by the Wisconsin Education Association. All the Board members of WEA Investment Services, Inc. are members of the Board of Trustees of the WEA Member Benefit Trust. In addition, the WEA Insurance Trust has formed a wholly-owned subsidiary, WEA Insurance Corporation, a stock life insurance company; and the WEA Member Benefit Trust has formed a wholly-owned subsidiary, WEA Property & Casualty Insurance Company, a stock property and casualty insurance company. In order to minimize costs and facilitate the record keeping and administrative functions of the organizations, agreements have been executed to utilize the existing facilities and personnel of the WEA Insurance Trust, WEA Insurance Corporation, and the WEA Property & Casualty Insurance Company to the extent necessary to maintain proper and complete records and administration of the organizations.

The total costs of operation are allocated based on cost studies performed annually. These studies analyze the relative activities of personnel of the organizations to determine proportionate allocations of joint expenses that should be made.

Total expenses allocated to the WEA Investment Services, Inc. for the periods ended December 31, 2004, and December 31, 2003, were $83,599 and $31,821, respectively.

Note 4 ~ Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $38,631, which was $32,774 in excess of its required net capital of $5,857. The Company's net capital ratio was 2.3 to 1. There were no material differences between the computation of net capital as presented in the audited financial statements as of December 31, 2004, and the Company's corresponding, unaudited, most recently filed Part IIA - Financial and Operational Combined Uniform Single Report.

Note 5 ~ Liabilities Subordinated to General Creditors

There were no liabilities subordinated to general creditors as of December 31, 2004 and 2003, and there were no changes during the periods then ended.

Note 6 ~ Income Taxes

The Company files federal and Wisconsin income tax returns. The major differences between book and taxable income are non-deductible meals and entertainment and the amortization of start-up expenses. Federal and state income tax expense was $2,209 and $1,264, respectively, for the period ended December 31, 2004, and $3,009 and $1,721, respectively, for the period ended December 31, 2003. A deferred tax asset of $813 and $1,056 was recorded at December 31, 2004 and 2003, respectively, which represents the future tax benefit for the Company related to the temporary difference between book and taxable income due to the amortization of start-up expenses.

WEA INVESTMENT SERVICES, INC.

. . . .

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1**
December 31, 2004

AGGREGATE INDEBTEDNESS
Payables:

Payable to affiliates	$ 87,866
Total aggregate indebtedness	$ 87,866
Minimum required net capital	$ 5,857

NET CAPITAL

Stockholder's equity	$ 76,790
Deductions:	
Broker fees receivable	28,600
Income tax receivable	7,893
Deferred tax asset	813
Other assets	853
Net capital	38,631
Minimum required net capital	5,857
Capital in excess of minimum requirement	$ 32,774
Ratio of aggregate indebtedness to net capital	2.3 to 1

. . . .

WEA INVESTMENT SERVICES, INC.

. . . .

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
  UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2004

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).

WEA INVESTMENT SERVICES, INC.

. . . .

INFORMATION RELATING TO THE POSSESSION OR CONTROL
  REQUIREMENTS UNDER RULE 15c3-3
December 31, 2004

The Company is exempt from Rule 15c3-3 based on its limited business per section (k)(1).



Strohm

Ballweg, LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

To the Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of WEA Investment Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording any differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Strohm Ballweg, LLP

Madison, Wisconsin
February 3, 2005